Exhibit 12.1

ONEBEACON INSURANCE GROUP, LTD.

Computation of Ratio of Earnings (Loss) to Fixed Charges

(in millions except ratios)

	Year Ended December 31,
	2006	2007	2008	2009	2010

Consolidated pre-tax income (loss) from continuing operations before equity in earnings of affiliate and discontinued operations	$305.2	$402.2	$(600.6)	$456.9	$128.5

Distributed income of equity investees	70.0	—	—	—	—

Interest expense on debt	45.5	45.2	44.9	39.7	29.6

Interest portion of rental expense	13.6	11.1	7.4	7.3	7.5

Earnings (loss)	$434.3	$458.5	$(548.3)	$503.9	$165.6

Interest expense on debt	45.5	45.2	44.9	39.7	29.6

Interest portion of rental expense	13.6	11.1	7.4	7.3	7.5

Fixed charges	$59.1	$56.3	$52.3	$47.0	$37.1

Ratio of earnings (loss) to fixed charges	7.3	8.1	(10.5)	10.7	4.5